EXHIBIT 12.1

INVESCO MORTGAGE CAPITAL INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
The following table sets forth the calculation of our earnings to fixed charges for the periods shown:

	Year Ended December 31,
$ in thousands	2015	2014	2013	2012	2011	2010	2009
Net Income	81,106	(245,484)	147,304	333,279	281,915	98,399	15,094
Add: Fixed Charges
Interest Expense	277,973	281,895	332,252	237,405	155,241	29,556	4,627
Preferred Stock Dividends	22,864	17,378	10,851	5,395	-	-	-
Total combined fixed charges	300,837	299,273	343,103	242,800	155,241	29,556	4,627
Total earnings available for fixed charges and preferred stock dividends	381,943	53,789	490,407	576,079	437,156	127,955	19,721
Ratio of earnings to combined fixed charges and preferred stock dividends	1.3x	*	1.4x	2.4x	2.8x	4.3x	4.3x

(1)
Effective December 31, 2013, the Company voluntarily discontinued hedge accounting for its interest rate swap agreements by de-designating the interest rate swaps as cash flow hedges. The changes in the fair value of the interest rate swap agreements are recorded in gain (loss) on interest derivative instruments, net in the Company's consolidated statements of operations, rather than in accumulated other comprehensive income.

*
Due to voluntary discontinuation of hedge accounting for its interest rate swap agreements effective December 31, 2013, the ratio was less than 1:1. The Company would need to generate additional earnings before income taxes of $245,484 to achieve a coverage of 1:1.